April 3, 2015

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

Attn: Kevin L. Vaughn

        Accounting Branch Chief

RE: UQM Technologies, Inc.

      Form 10-K for fiscal year ended March 31, 2014

      Filed May 29, 2014, File No. 001-10869

Ladies and Gentlemen:

The following is submitted in response to your comment letter dated March 26, 2015 (for convenience, we have restated the comments from your letter below, followed by our response):

Form 10-K for the Fiscal Year Ended March 31, 2014

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(f) Inventories, page 35

Comment No. 1.  We note throughout your filing that you are currently developing the next generation of PowerPhase Pro products and that the markets you operate in are highly competitive and are characterized by rapid changes due to technological advances that can render existing technologies and products obsolete. At March 31, 2014,  you had $7.9 million of PowerPhase Pro inventory that was originally purchased or manufactured for CODA, who went bankrupt May 1, 2013. As of December 31, 2014,  this inventory has been reduced by approximately 1% to $7.8 million since the fiscal year ended March 31, 2014. In light of the foregoing, please tell us how you determined that the remaining CODA PowerPhase Pro inventory is not impaired and how you have evaluated this inventory for obsolescence.

Response:  While the bulk of PowerPhase Pro inventory was originally purchased to support the anticipated volume ramp for CODA Automotive, this electric propulsion system represents one of our two major product lines. The PowerPhase Pro system is

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April 3, 2015

right-sized for many medium-duty truck, passenger car, marine and stationary power applications.

As of March 31, 2014, our PowerPhase Pro inventory of $7.9 million consisted of raw materials and finished goods.

We considered the following factors in our evaluation of obsolescence of the PowerPhase Pro inventory as March 31, 2014:

1.	Demand from customers who had purchased the PowerPhase Pro system in the past and the prospects for future purchases.

2.	Potential demand for the PowerPhase Pro system from identified customers who were considering purchasing the PowerPhase Pro system, but had not yet done so.

3.	The potential to identify additional customers for the PowerPhase Pro system who were not currently engaged with the company in the sales cycle.

4.	Our ability to sell this inventory as is or with only minor modifications.

5.	Our ability to sell PowerPhase Pro electric propulsion systems at prices above our inventory cost.

6.	The risk of technical obsolescence for the PowerPhase Pro system over the expected selling period.

In consideration of the market demand for the PowerPhase Pro systems, during the year ended March 31, 2014, the Company sold 90 such systems to 11 different customers, and a number of those customers placed multiple purchase orders for recurring sales. The revenue we generated from these sales was considerably in excess of the value of the respective inventory carried on our books. Our detailed sales budget for the next fiscal year forecasted the number of PowerPhase Pro systems that would be sold to new and existing customers.  The forecasted number would yield revenues (with a positive gross margin) equal to approximately 28% of the value of our then PowerPhase Pro inventory. In addition, we were in discussions at that time with new potential customers whose collective forecasts of PowerPhase Pro system purchases could have consumed all of our on-hand inventory over the following few years. With this information, we concluded that as of early 2014 there remained a strong market demand for our PowerPhase Pro products.

Based on our discussions with both current and new potential customers, they were interested in purchasing essentially our standard off-the-shelf products, so we believed that future sales would not require any material modifications to our existing inventory.

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April 3, 2015

Also, the selling prices we discussed with these customers were competitive and uniformly well in excess of our capitalized costs. Sales of PowerPhase Pro products that we did make in fiscal year 2014 were generally priced in this competitive range and generated significant gross profit margins. We therefore concluded that we were properly valuing our inventory at lower-of-cost-or-market.

At the time of preparation of our financial statements for our Fiscal Year 2014, we believed that the risk of technical obsolescence of the PowerPhase Pro products was small. These products utilize a Synchronous Permanent Magnet motor configuration and Insulated Gate Bipolar Transistor (IGBT) based inverter/controllers. This basic architecture is the current leading technology in the industry, and while our R&D team is working on a next generation version, completion of this development effort is more than two years away. The product provides 95% peak efficiency and the motor has a power density of almost 10 kW/liter offering a very high level of performance. The performance of the product in finished goods inventory does not degrade while in storage. Finally, the product software is upgradeable and therefore the latest software version can be uploaded with minimal effort or cost without changing or obsoleting any parts or finished goods in inventory. We can also tailor the software for specific applications, allowing the product to be sold into new markets and to new customers. As a result of these factors, we concluded that there was minimal risk of technical obsolescence for the PowerPhase Pro inventory.

Fiscal year 2015 revenue has been impacted by a slow domestic market for electric motor/controller systems which has led to reduced orders from our customers. This has been true across all of our product lines. Revenue from PowerPhase Pro systems in fiscal year 2015 has continued to generate gross profit margins well in excess of inventory cost. We believe that reduced sales in fiscal year 2015 reflects a lag, but not an absence, of customer demand, and the small reduction of PowerPhase Pro inventory during the current fiscal year is not indicative of obsolescence but rather a cyclical slowness in the market. PowerPhase Pro systems continue to represent a significant portion of our product offerings, and we continue to engage in discussions with customers globally who have an interest in purchasing PowerPhase Pro systems.

Management has a process in place to periodically evaluate the risk of obsolescence of the Company’s entire inventory, and in particular, the PowerPhase Pro inventory. The evaluations are based on the factors listed above, and our conclusions regarding obsolescence are dictated by the facts and circumstances at the time of the evaluation. As conditions change, our conclusions could change as well.

In response to your request, we acknowledge that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert staff comments

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as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or would like to discuss our response.

Very truly yours,

UQM Technologies, Inc.

/s/DAVID I ROSENTHAL

Treasurer and Chief Financial Officer